SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	May	2014
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)

Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Condensed Interim Consolidated Financial Statements (Unaudited) for the three months ended March 31, 2014 and 2013.
2	Management’s Discussion and Analysis for the three months ended March 31, 2014 and 2013.
3	Canadian Form 52-109F2-Certification of Filings – CEO.
4	Canadian Form 52-109F2-Certification of Filings – CFO.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 17, 2014 (File No. 333-195360).

DOCUMENT 1

Neovasc Inc.
CONDENSED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED
MARCH 31, 2014 AND 2013

(Expressed in Canadian dollars)

CONTENTS

Page

Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Comprehensive Loss	2

Condensed Interim Consolidated Statements of Changes in Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Condensed Interim Consolidated Financial Statements	5 – 18

NEOVASC INC.
Condensed Interim Consolidated Statements of Financial Position (Unaudited)
(Expressed in Canadian dollars)

	Notes	March 31, 2014	December 31, 2013

ASSETS
Current assets
Cash and cash equivalents	6	$17,223,089	$3,403,472
Investments	7	9,999,999	-
Accounts receivable	8	1,734,180	1,289,933
Inventory	9	1,014,092	484,811
Prepaid expenses and other assets		41,960	28,266
Total current assets		30,013,320	5,206,482

Non-current assets
Property, plant and equipment	10	2,224,102	2,236,900
Total non-current assets		2,224,102	2,236,900

Total assets		$32,237,422	$7,443,382

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	11	$1,686,681	$1,577,158
Customer deposits	12	240,986	-
Current portion of long-term debt	13	43,828	43,548
Total current liabilities		1,971,495	1,620,706

Non-current liabilities
Long-term debt	13	189,537	200,084
Total non-current liabilities		189,537	200,084

Total liabilities		2,161,032	1,820,790

Equity
Share capital	14	98,356,816	73,411,391
Contributed surplus	14	10,193,649	10,305,204
Deficit		(78,474,075)	(78,094,003)
Total equity		30,076,390	5,622,592

Total liabilities and equity		$32,237,422	$7,443,382

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

NEOVASC INC.
Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)
For the three months ended March 31,
(Expressed in Canadian dollars)

	Notes	2014	2013

REVENUE
Product sales		$694,998	$590,045
Contract manufacturing		185,716	575,149
Consulting services		2,955,421	844,186
	15	3,836,135	2,009,380

COST OF GOODS SOLD	17	1,914,522	1,235,281
GROSS PROFIT		1,921,613	774,099

EXPENSES
Selling expenses	17	19,915	21,007
General and administrative expenses	17	1,096,454	1,725,732
Product development and clinical trials expenses	17	1,233,202	988,571
		2,349,571	2,735,310

OPERATING LOSS		(427,958)	(1,961,211)

OTHER INCOME/(EXPENSE)
Interest income		4,872	-
Interest expense		(2,017)	(2,360)
Gain on foreign exchange		45,031	103,415
		47,886	101,055

LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD		$(380,072)	$(1,860,156)

LOSS PER SHARE
Basic and diluted loss per share	19	$(0.01)	$(0.04)

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

NEOVASC INC.
Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)
(Expressed in Canadian dollars)

	Notes	Share Capital	Contributed Surplus	Deficit	Total Equity

Balance at January 1, 2013		$70,421,185	$8,370,258	$(71,343,753)	$7,447,690

Issue of share capital on exercise of warrants		53,125	-	-	53,125
Issue of share capital on exercise of options		46,075	(22,363)	-	23,712
Share-based payments		-	1,036,467	-	1,036,467
Transaction with owners during the period		99,200	1,014,104	-	1,113,304

Loss and comprehensive loss for the period		-	-	(1,860,156)	(1,860,156)

Balance at March 31, 2013		$70,520,385	$9,384,362	$(73,203,909)	$6,700,838

Balance at January 1, 2014		$73,411,391	$10,305,204	$(78,094,003)	$5,622,592

Issue of share capital pursuant a bought deal prospectus offering	14(b)	25,152,000			25,152,000
Share issue costs	14(b)	(506,651)			(506,651)
Issue of share capital on exercise of options	14(b)	300,076	(276,516)	-	23,560
Share-based payments	14(c)	-	164,961	-	164,961
Transaction with owners during the period		24,945,425	(111,555)	-	24,833,870

Loss and comprehensive loss for the period		-	-	(380,072)	(380,072)

Balance at March 31, 2014		$98,356,816	$10,193,649	$(78,474,075)	$30,076,390

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

NEOVASC INC.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
For the three months ended March 31,
(Expressed in Canadian dollars)

	Notes	2014	2013

OPERATING ACTIVITIES
Loss for the period		$(380,072)	$(1,860,156)
Adjustments for:
Depreciation	17	78,660	35,996
Share-based payments	17	164,961	1,036,467
Interest income		(4,872)	-
Interest expense		2,017	2,360
		(139,306)	(785,333)

Net change in non-cash working capital items:
Accounts receivable		(441,523)	8,118
Inventory		(529,281)	(257,457)
Prepaid expenses and other assets		(13,694)	(43,171)
Accounts payable and accrued liabilities		109,523	199,312
Customer deposits		240,986	-
		(633,989)	(93,198)

Interest paid and received:
Interest received		2,148	-
Interest paid		(2,017)	(2,360)
		131	(2,360)

		(773,164)	(880,891)

INVESTING ACTIVITES
Investment in guaranteed investment certificates	7	(9,999,999)	-
Purchase of property, plant and equipment	10	(65,862)	(314,635)
		(10,065,861)	(314,635)

FINANCING ACTIVITIES
Decrease in restricted cash & cash equivalents		-	127,098
Repayment of long-term debt		(10,267)	(9,925)
Proceeds from share issue, net of share issue costs of $506,651	14	24,645,349	-
Proceeds from exercise of warrants	14	-	53,125
Proceeds from exercise of options	14	23,560	23,712
		24,658,642	194,010

NET CHANGE IN CASH AND CASH EQUIVALENTS		13,819,617	(1,001,516)

CASH AND CASH EQUIVALENTS
Beginning of the period		3,403,472	5,861,120
End of the period		$17,223,089	$4,859,604

Represented by:
Cash		2,722,473	4,859,604
Cashable high interest savings accounts		4,500,616	-
Cashable guaranteed investment certificates		10,000,000	-
	6	$17,223,089	$4,859,604

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Expressed in Canadian dollars)

1.	INCORPORATION AND NATURE OF BUSINESS

Neovasc Inc. (“Neovasc” or the “Company”) is a limited liability company incorporated and domiciled in Canada.  The Company was incorporated as Medical Ventures Corp. under the Company Act (British Columbia) on November 2, 2000 and was continued under the Canada Business Corporations Act on April 19, 2002.  On July 1, 2008, the Company changed its name to Neovasc Inc.

Neovasc is the parent company.  The consolidated financial statements of the Company as at March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013 comprise the Company and its subsidiaries, all of which are wholly owned.  The Company’s principal place of business is located at Suite 2135 – 13700 Mayfield Place, Richmond, British Columbia, V6V 2EY and the Company’s registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada. The Company's shares are listed on the TSX Venture Exchange.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara™ technology in development for the transcatheter treatment of mitral valve disease, the Neovasc Reducer™ for the treatment of refractory angina and a line of advanced biological tissue products called Peripatch™ that are used as key components in third-party medical products including transcatheter heart valves.

2.	BASIS OF PREPARATION

(a)	Statement of compliance with IFRS

These interim consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), using the accounting policies consistent with the Company’s annual consolidated financial statements for the year ended December 31, 2013. These interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2013 and the accompanying notes included in those financial statements. For a full description of accounting policies, refer to the audited annual consolidated financial statements of the Company for the year ended December 31, 2013.

The results for the three months ended March 31, 2014 may not be indicative of the results that may be expected for the full year or any other period.

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, Neovasc Medical Inc., Angiometrx Inc., Neovasc Tiara Inc., Neovasc Medical Ltd., B-Balloon Ltd. and Neovasc (US) Inc.  All intercompany balances and transactions have been eliminated upon consolidation.

(c)	Presentation of financial statements

The Company has elected to present the 'Statement of Comprehensive Loss' in a single statement.

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Expressed in Canadian dollars)

2.	BASIS OF PREPARATION (continued)

(d)	Use of estimates and management judgment

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of estimates relate to the determination of the net realizable value of inventory (obsolescence provisions), allowance for doubtful accounts receivable, impairment of non-financial assets, useful lives of depreciable assets and expected life, volatility and forfeiture rates for share-based payments.

Inventories
The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date.  The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.

Allowance for doubtful accounts receivable
The Company provides for bad debts by setting aside accounts receivable past due more than 121 days or sooner if management determines that certain accounts receivable may be uncollectible. Actual collectability of customer balances can vary from the Company’s estimation.

Impairment of long-lived assets
In assessing impairment, the Company estimates the recoverable amount of each asset or cash generating unit based on expected future cash flows and uses an interest rate to discount them.  Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Useful lives of depreciable assets
The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets.

Share-based payment
The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant.  This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and forfeiture rates and making assumptions about them.

3.	CHANGES IN ACCOUNTING POLICIES

During the three months ended March 31, 2014, there have been no changes in accounting policies.

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Expressed in Canadian dollars)

4.	MANAGING CAPITAL

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its business.  In the definition of capital, the Company includes equity and long-term debt.  There has been no change in the definition since the prior period.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions.  In order to maintain or adjust its capital structure, the Company may issue new shares, or new debt (secured, unsecured, convertible and/or other types of available debt instruments).

The capital of the Company is comprised of:

	March 31, 2014	December 31, 2013

Equity	$30,076,390	$5,622,592
Long-term debt	233,365	243,632
	$30,309,755	$5,866,224

The Company is subject to certain financial covenants in connection with its long-term debt, including a requirement to limit the amount of total debt in relation to total equity by a ratio of less than or equal to 1:1.  As at March 31, 2014 and December 31, 2013, the Company was in compliance with all financial covenants associated with its long-term debt.

For the three months ended March 31, 2014 and year ended December 31, 2013, there were no changes in the Company’s capital management policy.

5.	FINANCIAL RISK MANAGEMENT

Categories of financial assets and financial liabilities

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	Note	March 31, 2014	December 31, 2013
Financial assets		Loans and receivables
Cash and cash equivalents	6	$17,223,089	$3,403,473
Investments	7	9,999,999	-
Accounts receivable	8	1,734,180	1,289,933
		$28,957,268	$4,693,405

Financial liabilities		Other liabilities
Accounts payable and accrued liabilities	11	$1,686,681	$1,577,158
Customer deposit	12	240,986	-
Long-term debt	13	233,365	243,632
		$2,161,032	$1,820,790

The estimated fair value of the long-term debt is $213,497 and has been estimated using a present value technique by discounting cash flows using interest rate of 3.5%, and is considered a level 2 fair value measurement.

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and customer deposit is considered a reasonable approximation of fair value.

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Expressed in Canadian dollars)

5.	FINANCIAL RISK MANAGEMENT (continued)

(a)	Foreign exchange risk

The majority of the Company’s revenues are derived from product sales in the United States and Europe, primarily denominated in United States and European Union currencies.  Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process.  United States and European Union currency represents approximately 37% and 63% of the revenue for three months ended March 31, 2014 (three months ended March 31, 2013: 59% and 30% respectively).  A 5% change in the foreign exchange rates for United States and European Union currencies will result in a change in revenues of approximately $71,600 and $120,200 respectively for the three months ended March 31, 2014 (three months ended March 31, 2013: $59,000 and $30,000 respectively).  A 5% change in the foreign exchange rates for the United States and European Union currencies for foreign currency denominated accounts receivable will impact net income by approximately $17,000 and $66,000 respectively (December 31, 2013: $18,000 and $44,000 respectively), and a similar change for foreign currency denominated accounts payable will impact net income by approximately $22,600 and $1,200 respectively as at March 31, 2014 (December 31, 2013: $17,000 and $22,000 respectively). The Company does not hedge its foreign exchange risk.

(b)	Interest rate risk

The Company makes fixed repayments on its long-term debt (see Note 13).  Included in the repayments is an interest payment with an interest rate floating at prime rate plus 0.500% per annum.  Management has considered the risks to cash flows from this variable interest portion and considers it unlikely that the interest rates will increase sufficiently to exceed the fixed monthly payment due on the bank loan.  A 1% change in the interest rate on the bank loan will impact net income for the three months ended March 31, 2014 by approximately $580 (three months ended March 31, 2013: $780) and inversely change the amount of principal repaid by the same amount.

The Company receives interest on its cash in the bank at an interest rate of 0.25%. A 1% change in the interest rate on the cash in the bank will impact net income for the three months ended March 31, 2014 by approximately $880 (three months ended March 31, 2013: $nil).

The Company is not exposed to cash flow interest rate risk on fixed rate cash balances and short term accounts receivable without interest.

(c)	Liquidity risk

As at March 31, 2014, the Company had $17,223,089 cash.  The cash used in operations during the three months ended March 31, 2014 was $773,164.

As at March 31, 2014, the Company had working capital of $28,041,825 as compared to working capital of $3,585,776 at December 31, 2013.

The Company monitors its cash flow on the monthly basis and compares actual performance to the budget for the fiscal year.  The Company believes it has sufficient funds for the next 12 months but further into the future the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

As at March 31, 2014 and December 31, 2013, the Company’s non-derivative financial liabilities have maturities (including interest payments where applicable) as summarized below:

	Current		Non-current
March 31, 2014	Within 6 months	6 to 12 months	1 to 5 years	later than 5 years
Accounts payable and accrued liabilities	$1,686,681	$-	$-	$-
Customer deposits	240,986	-	-	-
Long-term debt	21,680	22,148	187,079	2,458
	$1,949,347	$22,148	$187,079	$2,458
December 31,2013
Accounts payable and accrued liabilities	$1,577,158	$-	$-	$-
Long-term debt	21,525	22,023	186,021	14,063
	$1,598,683	$22,023	$186,021	$14,063

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Expressed in Canadian dollars)

5.	FINANCIAL RISK MANAGEMENT (continued)

(d)	Credit risk

Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations.  This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor’s payment history and performance.  The Company does not require collateral from its customers as security for trade accounts receivable but may require certain customers to pay in advance of any work being performed or product being shipped.

The maximum exposure, if all of the Company’s customers were to default at the same time is the full carrying value of the trade accounts receivable at March 31, 2014: $1,659,890 (December 31, 2013: $1,237,996).

As at March 31, 2014, the Company had $nil (December 31, 2013: $29,354) of trade accounts receivable that was overdue, according to the customers’ credit terms.  During the three months ended March 31, 2014 and 2013 the Company did not write down any accounts receivable owed by customers.

The Company may also have credit risk related to its cash and cash equivalents with a maximum exposure of $17,223,089 (December 31, 2013: $3,403,472). The Company minimizes its risk to cash and cash equivalents by dealing with Canadian chartered banks.

6.	CASH AND CASH EQUIVALENTS

	March 31, 2014	December 31, 2013

Canadian dollars	$1,415,266	$2,481,367
United States dollars	401,019	288,201
European euros	906,188	633,904
Deposits held in High Interest Savings Accounts (“HISAs”)	4,500,616	-
Deposits held as Guaranteed Investments Certificates (“GICs”)	10,000,000	-
	$17,223,089	$3,403,472

The HISAs and GICs are issued by major Canadian Chartered Banks.  The HISAs are fully cashable at any time and have a variable interest rate.  The GICs are non-cashable, have a 90-day term, mature on June 25, 2014 and have a fixed interest of 1.15% per annum.

7.	INVESTMENTS

	March 31, 2014	December 31, 2013

Deposits held as GICs	9,999,999	-
	$9,999,999	$-

The GICs issued by major Canadian Chartered Banks are non-cashable, have a 180 day and 1 year term, respectively. Of these GICs, $5,000,000 will mature on September 23, 2014, and have a fixed interest rate of 1.20% per annum, and $4,999,999 will mature on March 27, 2015, and have a fixed interest rate of 1.47% per annum.

8.	ACCOUNTS RECEIVABLE

	March 31, 2014	December 31, 2013
Net trade receivables	$1,659,890	$1,237,996
Accrued interest on GICs	2,724	-
Other receivables	71,566	51,937
	$1,734,180	$1,289,933

All amounts are short-term.  The net carrying value of trade receivables is considered a reasonable approximation of fair value.

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Expressed in Canadian dollars)

8.	ACCOUNTS RECEIVABLE (continued)

The aging analysis of receivables is as follows:

	March 31, 2014	December 31, 2013

Not past due	$1,659,890	$1,208,642
Past due 0 - 30 days	-	29,354
	$1,659,890	$1,237,996

All of the Company's trade and other receivables have been reviewed for impairment.  No impairment was found.  There was not allowance for doubtful accounts at March 31, 2014 or December 31, 2013 and there was no movement in the allowance for doubtful accounts in either period.

All accounts receivable are pledged as security for the long-term debt of the Company (see Note 13).

9.	INVENTORY

	March 31, 2014	December 31, 2013

Raw materials	$373,189	$140,983
Work in progress	607,795	304,241
Finished goods	33,108	39,587
	$1,014,092	$484,811

During the three months ended March 31, 2014 $843,227 (three months ended March 31, 2013: $793,390) of inventory was expensed in cost of goods sold, and $278,110 (three months ended March 31, 2013: $78,443) of inventory was used in internal development projects and expensed in product development and clinical trial expenses.

All the inventories are pledged as security for the long-term debt of the Company (see Note 13).

During the three months ended March 31, 2014 and year ended December, 31, 2013 the Company did not write down any obsolete inventory.

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Expressed in Canadian dollars)

10.	PROPERTY, PLANT AND EQUIPMENT

	Land	Building	Leasehold Improvements	Production equipment	Computer hardware	Computer software	Office equipment	Total

COST

Balance at January 1, 2013	$207,347	$1,299,642	$-	$678,361	$217,111	$271,664	$170,133	$2,844,258
Additions	-	327,363	76,958	448,295	101,279	37,013	50,280	1,041,188
Balance at December 31, 2013	$207,347	$1,627,005	$76,958	$1,126,656	$318,390	$308,677	$220,413	$3,885,446

Additions	-	-	-	7,709	51,350	-	6,803	65,862
Balance at March 31, 2014	$207,347	$1,627,005	$76,958	$1,134,365	$369,740	$308,677	$227,216	$3,951,308

ACCUMULATED DEPRECIATION

Balance at January 1, 2013	$-	$301,053	$-	$509,550	$161,221	$265,625	$139,437	$1,376,886
Depreciation for the year	-	45,835	31,107	115,024	34,393	33,023	12,278	271,660
Balance at December 31, 2013	$-	$346,888	$31,107	$624,574	$195,614	$298,648	$151,715	$1,648,546

Depreciation for the period	-	12,801	11,593	38,042	10,282	2,507	3,435	78,660
Balance at March 31, 2014	$-	$359,689	$42,700	$662,616	$205,896	$301,155	$155,150	$1,727,206

CARRYING AMOUNTS

At December 31, 2013	$207,347	$1,280,117	$45,851	$502,082	$122,776	$10,029	$68,698	$2,236,900
At March 31, 2014	$207,347	$1,267,316	$34,258	$471,749	$163,844	$7,522	$72,066	$2,224,102

All property, plant and equipment are pledged as security for the long-term debt of the Company (see Note 13).

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Expressed in Canadian dollars)

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2014	December 31, 2013

Trade payables	$1,123,789	$1,218,890
Accrued vacation	391,966	248,334
Accrued liabilities	143,891	84,130
Other payables	27,035	25,804
	$1,686,681	$1,577,158

All amounts are short-term.  The net carrying value of trade payables is considered a reasonable approximation of fair value.

12.	CUSTOMER DEPOSITS

As at March 31, 2014, the Company has received an advanced payment from a customer in the amount of $240,986. This payment will be applied to invoices generated as the revenue is recognized.

13.	LONG-TERM DEBT

	March 31, 2014	December 31, 2013

Bank installment loan	$233,365	$243,632
Less current portion	(43,828)	(43,548)
	$189,537	$200,084

Repayments consist of 180 regular blended payments of $4,095 each month, including interest and principal, commencing on September 1, 2007 and ending on or before August 1, 2022.  The loan agreement as amended on September 27, 2013, is collateralized by a first charge over the Company’s land and buildings and a general security agreement over all personal property of the business now owned and all personal property acquired in the future.  The loan bears interest at prime plus 0.500% per annum.

Principal maturities in the next five years and thereafter are approximately as follows:

	March 31, 2014	December 31, 2013

Year 1	$43,828	$43,548
Year 2	45,101	44,846
Year 3	46,196	45,935
Year 4	47,317	47,049
Year 5	48,465	48,191
Thereafter	2,458	14,063
	$233,365	$243,632

More information about the Company’s exposure to interest rate and liquidity risk is given in Notes 5(b) and 5(c).

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Expressed in Canadian dollars)

14.	SHARE CAPITAL

All common shares are equally eligible to receive dividends, and to receive the repayment of capital and represent one vote at the shareholders’ meeting.

All preferred shares have no voting rights at the shareholder’s meeting but on liquidation, winding-up or other distribution of the Company’s assets are entitled to participate in priority to common shares.  There are no preferred shares issued and outstanding.

(a)	Authorized

Unlimited number of common shares without par value.
Unlimited number of preferred shares without par value.

(b)	Issued and outstanding

	Common Shares		Contributed
	Number	Amount	Surplus

Balance, January 1, 2013	45,827,040	$70,421,185	$8,370,258
Issued for cash on exercise of warrants (i)	2,335,250	2,919,062	-
Issued for cash on exercise of options	52,790	71,144	(28,434)
Share-based payments	-	-	1,963,380
Balance, December 31, 2013	48,215,080	$73,411,391	$10,305,204
Issued for cash pursuant to bought deal prospectus offering (ii)	4,192,000	25,152,000	-
Share issue costs (ii)	-	(506,651)	-
Issued for cash on exercise of options	172,222	300,076	(276,516)
Share-based payments	-	-	164,961
Balance, March 31, 2014	52,579,302	$98,356,816	$10,193,649

(i)
In 2013 the Company issued 2,335,250 common shares, upon the exercise of warrants issued as part of the Company’s August 2011 financing.  Proceeds received from the exercise of the 2,335,250 warrants amounted to $2,919,062.

(ii)
On March 26, 2014, the Company closed a bought deal equity financing underwritten by Cormark Securities Inc., which placed 4,192,000 common shares of Neovasc at a price of $6.00 per common share, for gross cash proceeds to the Company of $25,152,000. The share issue cost was $506,651.

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Expressed in Canadian dollars)

14.	SHARE CAPITAL (continued)

(c)	Stock options

The Company adopted an equity-settled stock option plan under which the directors of the Company may grant options to purchase common shares to directors, officers, employees and service providers (the “optionees”) of the Company on terms that the directors of the Company may determine within the limitations set forth in the stock option plan.  Effective June 18, 2013, at the Annual General Meeting (“AGM”), the board of directors and shareholders of the Company approved an amendment to the Company's incentive stock option plan to increase the number of options available for grant under the plan to 9,171,596, representing approximately 20% of the number of common shares of the Company outstanding on February 18, 2013.

Options under the Company’s stock option plan granted to directors, officers and employees vest immediately on the grant date, unless a vesting schedule is specified by the board.  The directors of the Company have discretion within the limitations set forth in the stock option plan to determine other vesting terms on options granted to directors, officers, employees and others.  The minimum exercise price of a stock option cannot be less than the applicable market price of the common shares on the date of the grant and the options have a maximum life of ten years from the date of grant.  The Company also assumed options from the acquisition of Neovasc Medical Ltd. and B-Balloon Ltd which are not the part of the Company’s stock option plan. The following table summarizes stock option activity for the respective periods as follows:

		Weighted average	Average remaining
	Number of options	exercise price	contractual life (years)

Options outstanding, January 1, 2013	7,767,787	$0.85	2.91
Granted	1,084,006	2.43
Exercised	(52,790)	0.81
Forfeited	(3,348)	1.63
Expired	(10,735)	0.01
Options outstanding, December 31, 2013	8,784,920	$1.04	2.20
Exercised	(172,222)	0.13
Forfeited	(2,000)	2.49
Options outstanding, March 31, 2014	8,610,698	$1.06	1.97
Options exercisable, March 31, 2014	7,754,556	$0.99	1.84

The following table lists the options outstanding at March 31, 2014 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$0.01	387,867	2.79	387,867	2.79
$0.20-0.40	2,271,725	0.78	2,271,725	0.78
$0.97-1.60	4,871,100	2.04	4,407,313	1.80
$2.00-4.25	1,080,006	4.03	687,651	3.95
	8,610,698		7,754,556

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Expressed in Canadian dollars)

14.	SHARE CAPITAL (continued)

(c)	Stock options (continued)

The weighted average share price at the date of exercise for share options exercised for the three months ended March 31, 2014 was $0.13 (three months ended March 31, 2013: $0.68).  During the three months ended March 31, 2014, the Company recorded $164,961 as compensation expense for share-based compensation awarded to eligible optionees (three months ended March 31, 2013: $1,036,467).  The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each measurement date using the following weighted average assumptions:

December 31, 2013
Weighted average fair value	$2.26
Dividend yield	nil
Volatility	140%
Risk-free interest rate	1.25%
Expected life	5 years
Estimated Forfeiture rate	0%

There have been no grants of options during the three months ended March 31, 2014.

(d)	Warrants

Number of warrants

Balance, January 1, 2013	2,335,250
Exercised (i)	(2,335,250)
Balance, December 31, 2013 and March 31, 2014	-

(i)
In 2013 the Company issued 2,335,250 common shares upon the exercise of warrants issued as part of the Company’s August 2011 financing (see Note 14(b)(ii). Proceeds received from the exercise of the 2,335,250 warrants amounted to $2,919,062.

There were no performance conditions attached to the warrants and all the warrants vested upon issuance.

15.	SEGMENT INFORMATION

The Company’s operations are in one business segment; the development, manufacture and marketing of medical devices.  Each of the Company’s product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar regulatory requirements.  Substantially all of the Company’s long-lived assets are located in Canada.  The Company carries on business in Canada.  The Company earns revenue from sales to customers in the following geographic locations:

	For the three months ended March 31,
	2014	2013

REVENUE
United States	$921,683	$952,609
Europe	2,817,596	1,048,075
Israel	96,856	8,696
	$3,836,135	$2,009,380

Sales to the Company’s four largest customers accounted for approximately 36%, 20%, 17%, and 13% of the Company’s sales for the three months ended March 31, 2014.  Comparatively, sales to the Company’s five largest customers accounted for approximately 29%, 27%, 16%, 14% and 13% of the Company’s sales for the three months ended March 31, 2013.

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Expressed in Canadian dollars)

16.	EMPLOYEE BENEFITS EXPENSE

	For the three months ended March 31,
	2014	2013

Salaries and wages	$1,546,376	$1,006,293
Canadian pension plan and employment insurance	97,786	66,263
Contribution to defined contribution pension plan	27,657	21,394
Cash-based employee expenses	1,671,819	1,093,950
Share-based payments	164,961	1,036,467
	$1,836,780	$2,130,417

17.	DEPRECIATION AND SHARE-BASED PAYMENTS

	For the three months ended March 31,
	2014	2013

COST OF GOODS SOLD
Depreciation	$26,859	$4,985
Share-based payments	32,702	50,886
Cash-based employee expenses	783,181	455,721
Other costs	1,071,780	723,689
TOTAL COST OF GOODS SOLD	$1,914,522	$1,235,281

EXPENSES
Selling expenses
Depreciation	$96	$137
Share-based payments	1,230	2,396
Cash-based employee expenses	17,495	16,430
Other expenses	1,094	2,044
	19,915	21,007

General and administrative expenses
Depreciation	21,828	14,808
Share-based payments	54,219	878,816
Cash-based employee expenses	446,276	305,531
Other expenses	574,131	526,577
	1,096,454	1,725,732

Product development and clinical trials expenses
Depreciation	29,877	16,066
Share-based payments	76,810	104,369
Cash-based employee expenses	424,867	316,268
Other expenses	701,648	551,868
	1,233,202	988,571

TOTAL EXPENSES	$2,349,571	$2,735,310

Depreciation per Statements of Cash Flows	$78,660	$35,996

Share-based payments per Statements of Cash Flows	$164,961	$1,036,467

Cash-based employee expenses (see Note 16)	$1,671,819	$1,093,950

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Expressed in Canadian dollars)

18.	OPERATING LEASES

The Company entered into an agreement for additional office space in October 2013.  The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses.  The term of the lease is 24 months commenced from October 1, 2012.

The Company entered into another agreement for additional office space in August 2013.  The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses.  The term of the lease is 24 months commencing on August 1, 2013.

The future minimum operating lease payments due over the next two years are as follows:

	As at March 31,
	2014	2013

Year 1	$21,130	$10,674
Year 2	3,600	20,660
	$24,730	$31,334

Lease payments recognized as an expense during the three months ended March 31, 2014 amount to $11,270 (three months ended March 31, 2013: $5,165).

19.	LOSS PER SHARE

Both the basic and diluted loss per share have been calculated using the loss attributable to shareholders of the Company as the numerator.  The weighted average number of common shares outstanding used for basic loss per share for the three months ended March 31, 2014 amounted to 48,559,469 shares (three months ended March 31, 2013: 45,866,499 shares).

	For the three months ended March 31,
	2014	2013

Weighted average number of common shares	48,559,469	45,866,499
Loss for the period	(380,072)	(1,860,156)
Basic loss per share	$(0.01)	$(0.04)

As the Company is currently operating at a loss no dilutive potential ordinary shares have been identified as the conversion would lead to a decrease in loss per share.

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Expressed in Canadian dollars)

20.	RELATED PARTY TRANSACTIONS

The Company’s key management personnel include members of the board of directors and executive officers.  The Company provides salaries or cash compensation, and other non-cash benefits to directors and executive officers.

	For the three months ended March 31,
	2014	2013

Short-term employee benefits
Employee salaries and bonuses	$228,710	$196,813
Directors fees	33,159	15,234
Social security and medical care costs	12,762	12,569
	274,631	224,616

Post-employment benefits
Contributions to defined contribution pension plan	7,536	7,223

Share-based payments	1,111	795,954

Total key management remuneration	$283,278	$1,027,793

21.	SUBSEQUENT EVENTS

On April 16, 2014, the Company approved amendments to the Company’s stock option plan that, among other matters, increased the number of options exercisable into common shares available for grant by 1,344,264.  These amendments remain subject to the approval of Neovasc shareholders at the next annual general meeting, as well as to the approval of the TSX Venture Exchange.

Also on April 16, 2014 Neovasc granted a total of 1,670,000 stock options (the “Options”) to Neovasc directors, management and staff.  The Options have an exercise price of $6.50, the equivalent to Neovasc’s closing market price of $6.50 on the date of the grant.  The Options will vest as follows: (i) 350,000 immediately on the date of the grant; (ii) 1,100,000 on December 31, 2014, contingent upon management achieving certain performance milestones established by the board of directors; and (iii) 220,000 of which 20% vest immediately and 20% will vest on each of the next four anniversaries of the date of grant.  Of the 1,670,000 newly granted Options, 1,100,000 have been drawn from the increased option pool created as a result of the new stock option plan amendments and as such, remain subject to Neovasc receiving shareholder and TSX Venture Exchange approval prior to their exercise.

22.	AUTHORIZATION OF FINANCIAL STATEMENTS

The consolidated financial statements for the three months ended March 31, 2014 (including comparatives) were approved by the board of directors on May 21, 2014.

Signed Alexei Marko

/s/ Alexei Marko
Alexei Marko, Director

Signed Steve Rubin

/s/ Steve Rubin
Steve Rubin, Director

DOCUMENT 2

         Neovasc Inc.
       Management’s Discussion and Analysis
                       Form 51-102F1

                      FOR THE THREE MONTHS ENDED
                      MARCH 31, 2014 AND 2013

Q1
2014

FORM 51-102F1: MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis covers the unaudited interim consolidated financial statements of Neovasc Inc. (the “Company” or “Neovasc”) for the three months ended March 31, 2014 and 2013.

The Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operations should be read in conjunction with the unaudited condensed interim consolidated financial statements and notes thereto for the three months ended March 31, 2014 and 2013 (included as part of Neovasc Inc.’s quarterly filing) as well as the audited consolidated financial statements and notes thereto and the MD&A for the fiscal year ended December 31, 2013 (collectively known as the “Financial Statements”).

FORWARD-LOOKING STATEMENTS

This Annual Information Form, contains forward-looking statements within the meaning of applicable Canadian securities legislation and United States securities legislation that may not be based on historical fact, including, without limitation, statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as the factors we believe are appropriate.  Forward-looking statements in this Annual Information Form include, but are not limited to, statements relating to:

•
our intention to expand the indications for which we may market Tiara™ (which does not have regulatory approval and is not commercialized) and Reducer™ (which has CE mark approval for sale in the European Union);

•	our plans to develop and commercialize products and the timing of these development programs;
•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;
•	the cost of post-market regulation if we receive necessary regulatory approvals;
•	clinical development of our products, including the results of current and future clinical trials;
•	our ability to enroll patients in our clinical trials;
•	the benefits and risks of our products as compared to others;
•	our ability to establish, maintain and defend intellectual property rights in our products;
•	whether our third party collaborators will maintain their intellectual property rights in the technology we license;
•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;
•	our estimates of the size of the potential markets for our products;
•	our selection and licensing of products;
•	our potential relationships with distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
•
sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of products;

•	our creation of an effective direct sales and marketing infrastructure for approved products we elect to market and sell directly;
•	the rate and degree of market acceptance of our products;
•	our anticipated listing of our common shares on the Nasdaq Capital Market and graduation to the TSX;
•	the timing and amount of reimbursement for our products;
•	the success and pricing of other competing therapies that may become available;
•	our retention and hiring of qualified employees in the future;
•	the manufacturing capacity of third-party manufacturers for our products;
•	the competition we face from other companies, research organizations, academic institutions and government agencies, and the risks such competition pose to our products;
•	the confidential information we possess about patients, customers and core business functions, and the information technologies we use to protect it;
•	our intention to continue directing a significant portion of our resources into sales expansion;
•	our ability to get our products approved for use; and
•	government legislation in all countries that we already, or hope to, sell our products in, and its effect on our ability to set prices, enforce patents and obtain product approvals or reimbursements.

1

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by us to develop such forward-looking statements include, but are not limited to, the assumption that:

•	our ability to reach agreements with regulatory agencies;
•	recruitment to clinical trials will continue;
•	the regulatory requirements, including patient exposure, for approval of marketing authorization applications will be maintained;
•	genericisation of markets for Tiara and Reducer will develop;
•	the time required to analyze and report the results of our clinical studies will be consistent with past timing;
•	market data and reports reviewed by us are accurate;
•	our current good relationships with our suppliers and service providers will be maintained;
•	availability of capital on terms that are favourable to us;
•	the success of current and future clinical trials; and
•	feasibility of future clinical trials.

By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined herein, under the headings “Risk Factors”. Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this Annual Information Form and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

All financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”) and is expressed in Canadian dollars.

Date: May 22, 2014

2

OVERVIEW

Description of the Business

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara technology in development for the transcatheter treatment of mitral valve disease, the Reducer for the treatment of refractory angina and a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves.

Neovasc’s business operations started in March 2002, with the acquisition of Neovasc Medical Inc. (“NMI”) (formerly PM Devices Inc.).  NMI manufactured a line of collagen based surgical patch products.  The products are made from chemically treated pericardial tissue.  In 2012, the Company sold the rights to the surgical patch products to Lemaitre Vascular Inc. (“LeMaitre”), but retained rights to the underlying tissue technology for all other uses.

In May 2003, Neovasc acquired Angiometrx Inc. (“ANG”).  ANG developed a technology called the Metricath, a catheter-based device that allowed clinicians to measure artery and stent size and confirm deployment during interventional treatment of coronary and peripheral artery disease.  In 2009, Neovasc ceased all activities related to Metricath.

In July 2008, Neovasc acquired two pre-commercial vascular device companies based in Israel: Neovasc Medical Ltd. (“NML”) and B-Balloon Ltd. (“BBL”).  NML developed and owned intellectual property related to a novel catheter-based treatment for refractory angina, a debilitating condition resulting from inadequate blood flow to the heart muscle.  Refractory angina affects millions of patients and at present there is no effective cure.  BBL developed certain products intended to solve problems encountered by physicians when attempting to place vascular stents at locations where an artery branches from the aorta, the ostium or where an artery splits into multiple branches, a bifurcation.  Currently Neovasc is not developing any of the BBL technologies and is focusing its product development efforts on NML’s treatment for refractory angina.

In late 2009, Neovasc started initial activities to develop novel technologies for catheter-based treatment of mitral valve disease.  Based on the early positive results of these activities, the Company launched a program to develop the Tiara transcatheter mitral valve.

Product Portfolio

Tiara

In the second quarter of 2011, the Company formally initiated a new project to develop the Tiara, a product for treating mitral valve disease. The Tiara is in preclinical / early clinical stage development to provide a minimally invasive transcatheter device for the millions of patients who experience mitral regurgitation as a result of mitral heart valve disease (in 2013 it was estimated that mitral regurgitation affected approximately 5.7 million people in the United States and EU5). Mitral regurgitation is often severe and can lead to heart failure and death. Unmet medical need in these patients is high. Currently, a significant percentage of patients with severe mitral regurgitation are not good candidates for conventional surgical repair or replacement due to frailty or comorbidities. There are approximately 2.4 million patients suffering from significant mitral regurgitation in the United States. Currently there is no transcatheter mitral valve replacement device approved for use in any market.

Preclinical program and prototype devices of the Tiara are currently undergoing evaluation in animal and bench models. Neovasc believes it has developed distinctive solutions to the difficulties of developing a safe and effective transcatheter mitral valve device and early results have been promising. Initial implantations of the valve have been undertaken in humans under special compassionate use exemptions (to date, two human implants of the Tiara have been completed under such exemptions).

While many challenges remain prior to achieving commercial production (including positive clinical trials and obtaining regulatory approval from the relevant authorities), the Tiara device is being widely recognized at leading cardiovascular medical conferences as one of the leading devices exploring this new treatment option for patients who are unable or unsuited to receive an open heart surgical valve replacement or repair. There are several other transcatheter mitral valve replacement devices in development by third parties, however, none have reached the stage of clinical trials. On March 6, 2014, Edwards Lifesciences reported that in February and March 2014, it had completed the first three implants of its FORTIS transapical mitral valve at a hospital in London, U.K. and that the patients were reported to be recovering but few other details were given. It has also been reported that one transcatheter mitral valve was implanted in a European patient who subsequently died a few days later from causes, as reported by the company that manufactured the device, as being

3

unrelated to the performance of the valve. Another company has reported two temporary implants of valves that were removed after a few hours – it is believed that these implants were intended to be acute only to assess the feasibility of the valve.

Neovasc believes that there are several unique attributes of the Tiara device that may provide advantages over other approaches and that it will be one of the leading transcatheter mitral valve replacement therapies to begin a formal series of human implantations.  There is no certainty that the Tiara device will successfully proceed through clinical testing and ultimately receive regulatory approval to treat these patients, nor is it possible to determine at this time if any of the other development stage devices will succeed in obtaining regulatory approval.

The Tiara valve is made up of two major components: the leaflets and skirt, which are made from the Company’s Peripatch™ (“Peripatch”) tissue, and the nitinol frame (to which the leaflets and skirt are attached), which is manufactured by a well-established specialty manufacturer in the medical device industry. However, if this supplier were unable to provide the nitinol frame in the future, it would seriously impact the further development of the Tiara device. The Tiara delivery system is manufactured in-house by the Company using components that are readily available.

Regulatory Status
The Tiara is an early-stage development product without regulatory approvals in any country. The Company intends to continue to fund development of the product as cash flow allows and anticipates applying for CE mark approval in Europe in the next two to four years.  To the end of December 31, 2013, the Company has spent approximately $7.8 million developing the product and anticipates that it may require an additional $10-15 million dollars to apply for CE mark. There is no assurance that European regulatory approval will be granted in the time frame anticipated by management, or granted at any time in the future. There is no expectation that this product will be revenue-generating in the near term, although management believes that the product is addressing an important unmet clinical need and that the demand for the product is high.

Reducer

The Reducer is a treatment for patients with refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects approximately 620,000 individuals in the United States, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow in the heart’s venous system, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle.

The pain associated with refractory angina can make it difficult for patients to engage in routine activities, such as walking or climbing stairs. Using a catheter-based procedure, the Reducer is implanted in the coronary sinus, the major blood vessel that sends de-oxygenated blood from the heart muscle back to the right atrium of the heart. Pilot clinical studies demonstrate that the Reducer provides significant relief of chest pain in refractory angina patients. There are approximately 620,000 refractory angina patients in the United States who are potential candidates for the Reducer, either because they cannot be revascularized or because they are otherwise poorly managed using conventional medical therapies. These patients represent a substantial market opportunity for the Reducer product. If physicians adopt the Reducer for use in these refractory patients, it is expected that there will be a natural spillover into the broader recurrent angina market, which represents a substantially larger patient population.

The Reducer is targeting a currently untreatable patient population. A refractory patient by definition is resistant to other therapies.  A patient who has refractory angina is not a surgical candidate, cannot benefit from existing interventional cardiology therapies and is not receiving adequate relief from available drug regimens to manage their chest pain. As such there are currently no direct competitors to the Reducer as the patient will have exhausted all other treatment options before a Reducer is considered. Once the Reducer is established as a standard of care for the refractory angina patient, Neovasc believes that the Reducer may also be considered for use in the larger population of recurrent angina patients (patients who are receiving repeat treatments for angina pain) and thus increase its market potential.

The Reducer’s primary endpoint is a two-class improvement six months after implantation in patients’ ratings on the Canadian Cardiovascular Society (“CCS”) angina grading scale, a four-class functional classification that is widely used to characterize the severity of angina symptoms and disability. Only patients with severe angina, CCS Class 3 or 4, were enrolled in the COSIRA (“Coronary Sinus Reducer for treatment of Refractory Angina”) trial. The COSIRA analysis showed that the study met the primary endpoint, with patients receiving the Reducer achieving a statistically significant improvement in CCS scores (two classes or better) compared to patients receiving a sham control (18 of 52 (34.6%) of the Reducer patients improved ≥ 2 CCS classes compared to 8 of 52 (15.4%) of the control patients (p-value = 0.024)). The

4

analysis also showed that patients treated with the Reducer showed a statistically significant improvement of one or more CCS classes compared to the sham control patients (37 of 52 (71.2%) of the Reducer patients showed this improvement compared to 22 of 52 (42.3%) of the control patients (p-value = 0.003)).

The Reducer is an hourglass-shaped, balloon-expandable, stainless steel, bare metal “stent-like” device, which is implanted in the coronary sinus, creating a restriction in venous outflow from the myocardium (the muscular layer of the heart wall). It is implanted using conventional percutaneous, or needle puncture, techniques. The Reducer is provided sterile and pre-loaded on a balloon catheter system. The system is 9 French sheath compatible and operates over a .035 inch guide wire. The implantation procedure is quick and requires minimal training. Once guide wire access to the coronary sinus is achieved, implantation typically takes less than 20 minutes.

Following implantation, the Reducer is incorporated into the endothelial tissue and creates a permanent (but reversible) narrowing in the coronary sinus. The coronary sinus is narrowed from a typical diameter of 10-12mm to approximately 3mm at the site of implantation. This narrowing slightly elevates the venous outflow pressure, which restores a more normal ratio of epicardial to endocardial blood flow between the outer and inner layers of the ischemic areas of the heart muscle. This results in improved perfusion of the endocardium, which helps relieve ischemia and chest pain. The physiological mechanism behind this effect is well documented in medical literature.

The clinical utility of this approach was demonstrated by a number of analogous approaches used in the past that achieved positive clinical outcomes for angina patients by constricting or intermittently blocking the coronary sinus to improve perfusion to the heart muscle. However, these therapies required the use of highly invasive surgery, or leaving a catheter in the heart for a prolonged period, making them impractical or clinically unacceptable for use in modern medical practice. The Reducer was developed to deliver this therapy in a safe, simple and effective manner via a minimally invasive catheter that is consistent with contemporary medical practice.

The Reducer has demonstrated excellent results in multiple animal studies and in a clinical trial of fifteen patients suffering from chronic refractory angina who were followed for three years after implantation. The six-month results from this clinical trial were published in the Journal of the American College of Cardiology and three-year follow-up data was presented at the annual scientific meeting of the American College of Cardiology in March 2010. In this clinical trial, implantation of the Reducer resulted in significant clinical improvements in stress test and perfusion measurements, as well as in overall quality of life in the majority of the patients. These improvements were maintained for the three years of the study. During this period, the Reducer appeared safe and well tolerated in these patients. More recently, the Company completed COSIRA – a multi-center, double blinded sham controlled study intended to assess the safety and efficacy of the Reducer in a rigorous, controlled manner.  The results of COSIRA were positive and are discussed in more detail below.

Following this positive data from the COSIRA trial, the Company expects to pilot launch the Reducer in selected European markets in late 2014.  The Company will also explore initiation of Reducer sales in other non-United States markets.  It is anticipated that sales of the product in the United States would follow obtaining United States regulatory approval, if such approval is granted, as described further below.

Regulatory Status
The Reducer is approved for sale in Europe, having received CE-mark designation in November 2011. In preparation for product launch, Neovasc has completed development of the commercial-generation Reducer and the product is currently being transferred to commercial scale manufacture. The Company has completed a clinical trial named COSIRA that is expected to provide data to support broad commercialization of the Reducer product. COSIRA is a double-blinded, randomized, sham controlled, multi-center trial of 104 patients at 11 clinical investigation sites. The study completed enrollment in early 2013 and on November 6, 2013, the Company reported topline results for its COSIRA trial assessing the efficacy and safety of the Reducer. As discussed above, the data shows that the Reducer achieved its primary endpoint, significantly improving the symptoms and functioning of patients disabled by previously untreatable refractory angina. The COSIRA trial also confirmed that the Reducer is safe and well tolerated. The safety and efficacy data from the randomized, controlled COSIRA trial is consistent with results seen in previous non-randomized pilot studies of the Reducer. Placement of the Reducer is performed using a minimally-invasive transvenous procedure that is similar to implanting a coronary stent and takes approximately 20 minutes. The Company has also initiated Registries in Europe and Israel to collect additional clinical data from patients treated with the Reducer. Data from the COSIRA trial and the patient registries is expected to provide critical support for adoption and use of the Reducer product in Europe and was presented at the American College of Cardiology (“ACC”) 63rd Annual Scientific Session & Expo on March 29, 2014.

Neovasc is also developing a United States regulatory approval strategy that will address the requirement for a larger randomized clinical trial, which is mandatory in the United States. The Company expects to begin this trial in 2015. United States marketing approval is expected about two to four years after the clinical trial begins. There is no assurance that

5

United States regulatory approval will be granted in the time frame anticipated by management, or granted at any time in the future. The cost of the United States clinical trial is expected to be $15 million.

Peripatch Products

Neovasc produces Peripatch, an advanced biological tissue product that is manufactured from pericardium, which is the protective sac that surrounds the heart of an animal. Neovasc uses its proprietary processes to convert raw pericardial tissue from animal sources into sheets of implantable tissue that can be incorporated into third-party medical devices (for example, for use as the material for artificial heart valve leaflets or as a covering on a vascular stent). Peripatch tissue retains the mechanical characteristics of natural tissue and is readily incorporated into the body without rejection. Peripatch tissue was originally developed to fabricate artificial heart valves and has a 25-year history of successful implantation for heart valve and other surgical applications. Peripatch tissue can be manufactured to meet the mechanical and biological characteristics required for a wide variety of applications, such as aortic heart valve leaflets.

The product line includes Peripatch surgical patches, which are rectangular patches made from bovine tissue, applied as internal bandages to repair weak or damaged organs or vessels. On October 31, 2012, Neovasc amended its agreement with LeMaitre allowing LeMaitre to exercise its option to purchase certain specific rights to Neovasc’s biological vascular surgical patch technology on an accelerated basis. Under the terms of the amendment, LeMaitre is permitted to use the Peripatch technology for the sole purpose of manufacturing surgical patches that it markets as its XenoSure™ surgical patch product line.  Neovasc will continue to supply LeMaitre with surgical patches until LeMaitre is able to receive appropriate regulatory approvals and start manufacture of the surgical patches themselves, anticipated around the end of 2014. At that time, Neovasc will cease manufacture of surgical patches for this specific application.

The Company also provides a range of custom Peripatch products to industry customers for incorporation into their own products, such as transcatheter heart valves, covered stents and other specialty cardiovascular devices. These include Peripatch tissue fabricated from bovine and porcine sources and offered in a wide variety of shapes and sizes. Neovasc works closely with its industry customers to develop and supply tissue to meet their specific needs, such as for transcatheter heart valve leaflets. This often includes providing tissue in custom shapes or molded to three dimensional configurations. The Company also provides product development and specialized manufacturing services related to Peripatch tissue-based products such as transcatheter heart valves. The Company actively consults with a range of heart valve programs in order to refine their products and provide tissue to meet their needs and also provides transcatheter valve prototyping, pilot manufacture and commercial manufacture services to a range of customers.

Although the generic method of processing tissue in a way similar to the Peripatch is widely used, the Company’s competitive position stems from its own proprietary process that is supported by a 25-year implant history for use as a surgical heart valve. A company that establishes its own process will have to go through a significant and costly series of studies to prove that their process produces tissue that is suitable as a medical device. The Peripatch product has already met these requirements and has already been validated through many years of successful use in multiple applications. Neovasc’s customers make the decision to use the Company’s tissue rather than take on the demanding and lengthy process of developing their own tissue processing operation. As stated elsewhere herein, Neovasc is not aware of any other company in the world that both provides such tissue and partners with customers to provide specialized heart valve development and manufacturing services.

The basic Peripatch technology was established over 25 years ago by a third party predecessor company to NMI, when the material was used to fashion the leaflets and other components in surgical heart valves. Neovasc’s processing of the material is a trade secret and proprietary to the Company.  However, the use of the product in transcatheter minimally invasive heart valves and other medical devices such as covered stents and artificial hearts are new uses for the technology. Appropriate testing is conducted to ensure the appropriateness and durability of the tissue for a new application before the medical device can be approved for use, and there is some additional risk when applying the technology to a new product or when amending to, or adding to, the fixation process to meet a new demand, such as for three dimensional shape setting of the tissue.

The supply of Peripatch products and the associated product development, consulting and specialized manufacturing services related to Peripatch tissue-based products represents 100% of the Company’s current revenues.

Regulatory Status
Peripatch tissue manufactured from bovine tissue is approved for sale in the United States, the European Union and Canada. While the Company does not have stand-alone approval for its porcine tissue products, third party products fabricated from Neovasc’s porcine tissue are approved for sale in European Union markets. Regulatory agencies, such as the Canadian Food Inspection Agency, regulate the import and export of such tissue. A number of third-party products

6

which incorporate Peripatch tissue are approved for sale (i.e. such products have obtained regulatory approval, such as a CE-mark or Canadian medical device license) or have pending approvals in various markets. There is no assurance that further regulatory approvals for third-party products will be obtained.

Additional Products and Third-Party Sales
Neovasc provides consulting and original equipment manufacturing services to other medical device companies when these services fall within the scope of the Company’s expertise and capabilities.  These activities are substantially focused on providing specialized development and manufacturing services for industry customers who incorporate the Company’s Peripatch tissue into their vascular device products such as heart valves.  The goal of these activities is to drive near-term revenues as well as support development of a long-term revenue stream through the ongoing provision of tissue and manufacturing services to customers with commercially successful devices that incorporate Neovasc tissue.  Revenue earned from various contract agreements varies throughout the year depending on customer needs.

Clinical Trials

The Company is presently in the process of obtaining the clinical trial data required to support European commercial launch of the Reducer product. The COSIRA trial, which commenced in September 2010 and concluded enrollment in May 2013, is expected to generate data to support commercialization, as well as additional regulatory approval applications to be filed in other jurisdictions.  The Company is also enrolling patients receiving the Reducer product in clinical registries in Europe and Israel, with the expectation that data from these registries will support wider adoption and use of the Reducer in refractory angina patients.

Product Development

Product development at the Company is currently focused on completing commercialization of the Reducer as well as early-stage development work on the Tiara program.  The Company is also undertaking product development work under contract for third-parties.  These third-party projects are typically focused on supporting the development of products that incorporate Peripatch tissue.  These activities generate near-term revenues for Neovasc from consulting activities and also are expected to drive longer-term growth as a result of the revenues that may result from future commercial sales of new products incorporating the Peripatch tissue, as well as the related manufacturing services the Company could provide for these customers once their products reach the market.  The Company may also investigate other potential new internal projects that leverage the Company’s existing technologies, infrastructure and expertise.

TRENDS, RISKS AND UNCERTAINTIES

The Company has incurred operating losses of $380,072 for the three months ended March 31, 2014 (three months ended March 31, 2013: $1,860,156) and has a deficit of $78,474,075 at March 31, 2014 compared to a deficit of $78,094,003 as at December 31, 2013.  As at March 31, 2014 the Company had $17,223,089 in cash and cash equivalents and $9,999,999 short-term investments in Guaranteed Investment Certificates, which mature within one year.  The Company believes it is well funded to pursue its short and medium term objectives for the Tiara and Reducer programs, but may need to raise additional capital prior to the successful commercialization of these products.  There is no certainty that the programs will be successfully commercialized or any required funds will be available to the Company at the time needed or on terms acceptable to the Company.

Neovasc has a limited operating history which makes it difficult to predict how its business will develop or what its future operating results will be.  The Company has a history of fiscal losses since its inception and will need to generate significantly greater revenues than it has to date to achieve and maintain profitability.  There is no certainty of future profitability, and results of operations in future periods cannot be predicted based on results of operations in past periods.  The securities of the Company should be considered a highly speculative investment.

Neovasc is subject to risks and uncertainties associated with operating in the life sciences industry and as a company engaged in significant development, regulatory, production and commercialization activity.  Neovasc cannot anticipate or prevent all of the potential risks to its success, nor predict the impact of any such risk.  To the extent possible, management implements strategies aimed at reducing or mitigating risks and uncertainties associated with its business.

Operating risks include but are not limited to: market acceptance of the Company’s technologies and products; the Company’s ability to obtain and enforce timely patent protection of its technologies and products; the Company’s ability to develop, manufacture and commercialize its products cost-effectively and according to the regulatory standards of numerous governments; the competitive environment and impact of technological change and/or product obsolescence; the continued availability of capital to finance the Company’s activities; the Company’s ability to conduct and complete

7

successful clinical trials; the Company’s ability to garner regulatory approvals for its products in a timely fashion; the Company’s ability to attract and retain key personnel, effectively manage growth, and smoothly integrate newly acquired businesses or technologies; limitations on third-party reimbursement; instances of product or third-party liability; dependence on a single supplier for some products; animal disease or other factors affecting the quality and availability of raw materials; conflicts of interest among the Company’s directors, officers, promoters and members of management; fluctuations in the values of relative foreign currencies; volatility of the Company’s share price; fluctuations in quarterly financial results; unanticipated expenses; changes in business strategy; impact of any negative publicity; general political and economic conditions; and Acts of God and other unforeseeable events, natural or human-caused.

FOREIGN OPERATIONS

The majority of the Company’s revenues are derived from product sales in the United States and Europe, primarily denominated in United States dollars and European euros, while the majority of the Company’s costs are denominated in Canadian dollars.  The Company expects that foreign currency denominated international sales will continue to account for a the majority of its revenues.  Consequently, a decrease in the value of a relevant foreign currency in relation to the Canadian dollar will have an adverse effect on the Company’s results of operations, with lower than expected revenue amounts and gross margins being reported in the Company’s Canadian dollar financial statements.  In addition, any decrease in the value of the United States dollar or European euro occurring in between the time a sale is consummated and the time payment is received by Neovasc will lead to a foreign exchange loss being recognized on the foreign-currency denominated trade account receivable.  The fluctuation of foreign exchange may impose an adverse effect on the Company’s results of operations and cash flows in the future.  Additionally, Neovasc may be materially and adversely affected by increases in duty rates, exchange or price controls, repatriation restrictions, or other restrictions on foreign currencies.  The Company’s international operations are subject to certain other risks common to international operations, including, without limitation: government regulations; import restrictions and, in certain jurisdictions, reduced protection for the Company’s intellectual property rights.

Foreign currency translation gains and losses arising from normal business operations are credited to or charged to operations in the period incurred.  To date, Neovasc has not entered into any foreign exchange forward contracts.

SELECTED ANNUAL FINANCIAL INFORMATION

The following discussion should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2014 and 2013.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Results for the three months ended March 31, 2014 and 2013 follow:

Loss
The losses for the three months ended March 31, 2014 were $380,072, or $0.01 basic and diluted loss per share, compared with a loss of $1,860,156, or $0.04 basic and diluted loss per share for the same period in 2013.  The $1,480,084 decrease in the loss incurred for the three months ended March 31, 2014 compared to the same period in 2013 can be substantially explained by $871,506 decrease in share-based payments, and an increase in gross profit resulting from improved gross margin and higher revenues. In the first quarter of 2013, certain directors, officers and employees of Neovasc were granted options under the Company’s established remuneration and incentive plans; a similar annual grant in 2014 was not granted until April 2014.

Revenues
Revenues increased 91% year-over-year to $3,836,135 for the three months ended March 31, 2014, compared to revenues of $2,009,380 for the same period in 2013.

Product sales for the three months ended March 31, 2014 were $694,998, compared to $590,045 for the same period in 2013, representing an increase of 18%.  Product sales are solely comprised of sales of surgical patches to LeMaitre.  On the sale of a license to LeMaitre to produce these surgical patches in-house, Neovasc also agreed to continue to supply LeMaitre with surgical patches at a discounted price, until LeMaitre receives appropriate regulatory approvals and start manufacture of the surgical patches themselves. Lemaitre anticipates receiving the appropriate regulatory approvals towards the end of 2014.  At that time, Neovasc will cease manufacturing all surgical patches for LeMaitre.

Contract manufacturing revenues for the three months ended March 31, 2014 were $185,716, compared to $575,149 for the same period in 2013, representing a decrease of 68%.  The significant decrease in contract manufacturing revenues

8

primarily reflects the adoption of a new manufacturing process by one customer, which prevented shipment of product until adoption of the new process was completed. Work in Progress inventories increased as Neovasc continued to manufacture certain subcomponents for this customer in anticipation of resumption of normal manufacturing activities. It is anticipated that these contract manufacturing revenues will resume in the second quarter of 2014.

Revenues from consulting services for the three months ended March 31, 2014 were $2,955,421, compared to $844,186 for the same period in 2013, representing an increase of 250%. The bulk of the growth in the first quarter of 2014 compared to the same period in 2013 reflected growth in consulting revenues earned with each of the Company’s top three consulting services customers. The Company’s consulting service revenues are customer-driven and they can fluctuate from quarter-to-quarter and year-to-year as customers’ development program expenditures fluctuate according to their stage of development.  The Company hopes and anticipates that it will be able to convert more of its current consulting services customers into contract manufacturing customers as they advance their product development programs towards commercialization and market introduction.  However, this shift is dependent on their product development success and is therefore difficult to project.

Where possible the Company updates its charge out rates and product prices on an annual basis to maintain its margins and reflect increases in the cost of goods sold.  Some customer contracts include a mechanism to calculate the price increase or to limit the maximum increase allowable each year.

Cost of Goods Sold
The cost of goods sold for the three months ended March 31, 2014 was $1,914,522, compared to $1,235,281 for the same period in 2013.  The overall gross margin for the three months ended March 31, 2014 was 50%, compared to 39% gross margin for the same period in 2013.  Gross margins improvement in Q1 2014 reflects the different margin rates achieved in the Company’s mix of consulting and contract manufacturing projects and product revenue streams.  Neovasc anticipates its improved margins will continue in 2014 as the sale of low margin surgical strips to Lemaitre is discontinued and the revenue mix shifts to higher margin contract manufacturing and consulting services revenues.

Expenses
Total expenses for the three months ended March 31, 2014 were $2,349,571, compared to $2,735,310 for the same period in 2013, representing a decrease of 14%.  The decrease in total expenses for the three months ended March 31, 2014 compared to the same period in 2013 reflects decreases in general and administrative expenses of $629,278, primarily from decrease in share-based payment, and increase in product development and clinical trial expenses of $244,631 to advance the Tiara and Reducer development programs.

Selling expenses for the three months ended March 31, 2014 were $19,915, compared to $21,007 for the same period in 2013.  The Company is continuing to maintain relatively constant and modest selling and marketing costs while it focuses on growing its business-to-business revenue streams.

General and administrative expenses for the three months ended March 31, 2014 were $1,096,454, compared to $1,725,732 for the same period in 2013, representing a decrease of $629,278, or 36%.  The decrease in general and administrative expenses compared to the same period in 2013 can be substantially explained by a $824,597 decrease in share-based payment.

Product development and clinical trial expenses for the three months ended March 31, 2014 were $1,233,202, compared to $988,571 for the same period in 2013, representing an increase of $244,631, or 25%.  The increase in product development and clinical trial expenses was due to an increase in development expenses as the Company invested in its two major new product initiatives.

The Company’s expenses are subject to inflation and cost increases.  Salaries and wages have increased on average by 6% in the three months ended March 31, 2014 compared to the same period in 2013.  The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other income
The other income for the three months ended March 31, 2014 was $47,886, compared to other income of $101,055 for the same period in 2013. The Company benefited from significant foreign exchange gains on its foreign currency-denominated cash and cash equivalents and accounts receivable in 2013.

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Quarterly Information
The following is a summary of selected unaudited financial information for the eight fiscal quarters to March 31, 2014:

	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
REVENUE
Product sales	$694,998	$683,289	$654,809	$766,834
Contract manufacturing	185,716	96,917	583,466	521,361
Consulting services	2,955,421	2,531,344	2,395,616	1,504,620
	3,836,135	3,311,550	3,633,891	2,792,815

COST OF GOODS SOLD	1,914,522	2,056,349	2,160,092	1,632,155
GROSS PROFIT	1,921,613	1,255,201	1,473,799	1,160,660

EXPENSES
Selling expenses	19,915	18,417	7,366	31,685
General and administrative expenses	1,096,454	1,183,067	1,009,473	928,663
Product development and clinical trials expenses	1,233,202	2,366,195	1,878,943	1,613,609
	2,349,571	3,567,679	2,895,782	2,573,957

OPERATING LOSS	(427,958)	(2,312,478)	(1,421,983)	(1,413,297)

OTHER INCOME/(EXPENSE)	47,886	100,603	(17,843)	174,904
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(380,072)	$(2,211,875)	$(1,439,826)	$(1,238,393)

BASIC AND DILUTED LOSS PER SHARE	$(0.01)	$(0.05)	$(0.03)	$(0.03)

	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012
REVENUE
Product sales	$590,045	$866,866	$946,117	$742,226
Contract manufacturing	575,149	677,695	527,557	458,359
Consulting services	844,186	921,054	532,266	434,023
	2,009,380	2,465,615	2,005,940	1,634,608

COST OF GOODS SOLD	1,235,281	1,491,125	1,275,096	994,809
GROSS PROFIT	774,099	974,490	730,844	639,799

EXPENSES
Selling expenses	21,007	36,560	40,503	48,783
General and administrative expenses	1,725,732	863,476	937,202	943,467
Product development and clinical trials expenses	988,571	1,029,295	950,275	1,166,502
	2,735,310	1,929,331	1,927,980	2,158,752

OPERATING LOSS	(1,961,211)	(954,841)	(1,197,136)	(1,518,953)

OTHER INCOME/(EXPENSE)	101,055	4,592,033	(9,778)	2,598
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(1,860,156)	$3,637,192	$(1,206,914)	$(1,516,355)

BASIC AND DILUTED LOSS PER SHARE	$(0.04)	$0.08	$(0.03)	$(0.03)

Revenues have been cyclical in nature, but show an increasing trend from quarter to quarter. The slightly unpredictable nature of revenues is expected as third party development expenditures are difficult to predict and may start or stop suddenly depending on the needs of the customer.

Selling expenses have remained relatively consistent from 2012 as efforts have been focused on servicing our existing customers.  General and administrative expense reached a peak in the first quarter of 2013 mainly due to a stock-based compensation expense of $878,816 which included options granted and vested immediately in the quarter.  Product development and clinical trial costs peaked in the fourth quarter of 2013 due to the COSIRA clinical trial and the preclinical Tiara expenses.

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DISCUSSION OF LIQUIDITY AND CAPITAL RESOURCES

Neovasc finances its operations and capital expenditures with cash generated from operations, lines of credit, long-term debt and equity financings.  At March 31, 2014, the Company had cash and cash equivalents of $17,223,089 compared to cash and cash equivalents of $3,403,472 at December 31, 2013.

For the three months ended March 31, 2014, cash used in operating activities was $773,164 compared to $880,891 for the same period in 2013.  The decrease was principally due to a decrease in operating expenses offset by an increase in cash used by working capital items.  For the three months ended March 31, 2014, operating expenses were $139,306, compared to $785,333 for the same period in 2013, as higher gross profit resulted from improved gross margin and higher revenues. Working capital items used cash of $633,989, compared to working capital items used cash of $93,198 for the same period in 2013, as accounts receivable and inventory absorbed more cash associated with increased production activities and revenue growth and the increase in work in progress related to one customer changing their production process.

For the three months ended March 31, 2014, the Company invested $9,999,999 in longer term investments, as its cash and cash equivalents are sufficient to meet its obligations in the short-term.  For the three months ended March 31, 2014, the Company invested in $65,862 in property, plant and equipment, compared to $314,635 for the same period in 2013. During 2013, the Company invested capital to expand its clean room and manufacturing facilities and research and development capabilities.

For the three months ended March 31, 2014, net cash provided by financing activities was $24,658,642 compared to $194,010 for the same period in 2013.  On March 26, 2014, the Company closed a bought deal equity financing underwritten by Cormark Securities Inc., which placed 4,192,000 common shares of Neovasc at a price of $6.00 per common share, for gross cash proceeds to the Company of $25,152,000. The share issue cost was $506,651.

The majority of the revenue and expenses of the Company are generated and incurred by the parent and in one of its subsidiaries, NMI, both of which are Canadian companies.  There are no significant restrictions on the transfer of funds between these entities and during the three months ended March 31, 2014 the Company also had no complications in transferring funds to and from its subsidiaries in Israel.

The majority of the Company’s cash and cash equivalents at March 31, 2014 were denominated in Canadian dollars.  The Company is exposed to foreign currency fluctuations on $1,307,207 of its cash and cash equivalents held in United States dollars and European euros.

SUBSEQUENT EVENTS

On April 16, 2014, the Company approved amendments to the Company’s stock option plan that, among other matters, increased the number of options exercisable into common shares available for grant by 1,344,264.  These amendments remain subject to the approval of Neovasc shareholders at the next annual general meeting, as well as to the approval of the TSX Venture Exchange.

Also on April 16, 2014 Neovasc granted a total of 1,670,000 stock options (the “Options”) to Neovasc directors, management and staff.  The Options have an exercise price of $6.50, the equivalent to Neovasc’s closing market price of $6.50 on the date of the grant.  The Options will vest as follows: (i) 350,000 immediately on the date of the grant; (ii) 1,100,000 on December 31, 2014, contingent upon management achieving certain performance milestones established by the board of directors; and (iii) 220,000 of which 20% vest immediately and 20% will vest on each of the next four anniversaries of the date of grant.  Of the 1,670,000 newly granted Options, 1,100,000 have been drawn from the increased option pool created as a result of the new stock option plan amendments and as such, remain subject to Neovasc receiving shareholder and TSX Venture Exchange approval prior to their exercise.

OUTSTANDING SHARE DATA

As at May 22, 2014, the Company had 52,579,302 common voting shares issued and outstanding.  Further, the following securities are convertible into common shares of the Company: 10,430,698 stock options with a weighted average price of $2.02.  The fully diluted share capital of the Company at May 22, 2014 is 63,010,000.

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CONTRACTUAL OBLIGATIONS

The following table summarizes out contractual obligations as of March 31, 2014:

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term Debt Obligations	$233,365	$43,828	$91,297	$95,782	$2,458
Operating leases	24,730	21,130	3,600	-	-
Total	$258,095	$64,958	$94,897	$95,782	$2,458

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

There were no ongoing contractual commitments and transactions with related parties during the three months ended March 31, 2014 and 2013, other than those compensation based payments disclosed in Note 20 of the financial statements.

PROPOSED TRANSACTIONS

The Company is not party to any transaction requiring additional disclosure.

 DISCLOSURE CONTROLSAND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), in cooperation with the other members of senior management and directors, are responsible for the Company’s disclosure controls and procedures (DC&P) and the design of internal controls over financial reporting (ICFR) in order to provide reasonable assurance that the Company’s financial reporting is reliable and that financial statements prepared for external purposes are in accordance with IFRS.  As a venture issuer, the Company is not required to certify the design and evaluation of the Company’s DC&P or ICFR and has not completed such an evaluation. The Company acknowledges that there are inherent limitations on the ability of the CEO and CFO to design and implement DC&P and ICFR for the Company on a cost effective basis given the current size of the Company and this may result in additional risks to the quality, reliability, transparency and timeliness of the interim and annual filings and other reports provided.

ADDITIONAL INFORMATION
Further information, including public disclosure filed with the applicable securities regulatory authorities, is available on the Company’s public profile page at www.sedar.com.

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DOCUMENT 3

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Alexei Marko, Chief Executive Officer of Neovasc Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Neovasc Inc. (the “issuer”) for the interim period ended March 31, 2014.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 22, 2014

Signed Alexei Marko

Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

DOCUMENT 4

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Chris Clark, Chief Financial Officer of Neovasc Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Neovasc Inc. (the “issuer”) for the interim period ended March 31, 2014.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 22, 2014

Signed Chris Clark

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	May 22, 2014	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer